Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 21, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
13/04/2023	4,360	255.2073	1,112,703.83	—	—	—	—	4,360	255.2073	1,112,703.83
14/04/2023	4,280	258.4772	1,106,282.42	—	—	—	—	4,280	258.4772	1,106,282.42
17/04/2023	4,290	257.8319	1,106,098.85	6,357	279.7463	1,778,347.23	1,619,476.58	10,647	255.9947	2,725,575.43
18/04/2023	4,330	256.2253	1,109,455.55	—	—	—	—	4,330	256.2253	1,109,455.55
19/04/2023	4,335	254.9310	1,105,125.89	—	—	—	—	4,335	254.9310	1,105,125.89
20/04/2023	4,430	249.8829	1,106,981.25	—	—	—	—	4,430	249.8829	1,106,981.25
Total	26,025	255.3947	6,646,647.78	6,357	279.7463	1,778,347.23	1,619,476.58	32,382	255.2691	8,266,124.35

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till April 20, 2023, the total invested consideration has been:
•Euro 109,066,573.91 for No. 471,747 common shares purchased on the EXM
•USD 24,928,758.14 (Euro 23,410,335.25*) for No. 101,422 common shares purchased on the NYSE.

As of April 20, 2023, the Company held in treasury No. 12,355,164 common shares equal to 4.81% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until April 20, 2023, the Company has purchased a total of 1,381,577 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 291,650,899.18.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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